Exhibit 99.4

Filed by SEDAR

Henry Marsden

Yamana Gold Inc.

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, ON, M5J 2J3

CONSENT OF QUALIFIED PERSON

I, Henry Marsden, P.Geo., consent to the public filing of the technical report titled “NI 43-101 Technical Report, Jacobina Gold Mine, Bahia State, Brazil” and dated December 31, 2019 (the “Technical Report”) by the Yamana Gold Inc.

I also consent to any extracts from or a summary of the Technical Report in the press release dated May 6, 2020 of Yamana Gold Inc. (the “Press Release”).

I certify that I have read the Press Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 29th day of May, 2020.

“Henry Marsden”
Henry Marsden, P.Geo.